SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 1)

Eiger BioPharmaceuticals, Inc. (formerly known as Celladon Corporation)
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

15117E107
(CUSIP Number)

December 31, 2016
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117E107	13G/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Lombard Odier Asset Management (USA) Corp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 170,032
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 170,032
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,032
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.03%
12	TYPE OF REPORTING PERSON IA; CO

CUSIP No. 15117E107	13G/A	Page 3 of 6 Pages

Item 1(a).	NAME OF ISSUER.

Eiger BioPharmaceuticals, Inc., a Delaware corporation (the “Company”).

Item 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

350 Cambridge Ave, Suite 350 Palo Alto, CA 94306

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by the entity listed below, referred to herein as the “Reporting Person,” with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

Investment Advisor

Lombard Odier Asset Management (USA) Corp (the “Investment Advisor”), with respect to the shares of Common Stock held by 1798 Fundamental Strategies Master Fund and Lombard Odier Funds – Fundamental Equity Long/Short to which the Investment Advisor serves as investment advisor.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

452 Fifth Avenue, 25th Floor New York, NY 10018

Item 2(c).	CITIZENSHIP:

The Investment Advisor is a corporation organized under the laws of the State of Delaware.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value (the “Common Stock”).

Item 2(e).	CUSIP NUMBER:

15117E107

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

CUSIP No. 15117E107	13G/A	Page 4 of 6 Pages

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 13d-
1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP.

The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon 8,356,659 shares of Common Stock issued and outstanding as of November 3, 2016, as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 8, 2016.

A.	Investment Advisor
	(a)	Amount beneficially owned: 170,032
	(b)	Percent of class: 2.03%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 170,032
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 170,032

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

CUSIP No. 15117E107	13G/A	Page 5 of 6 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

The Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 15117E107	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2017

Lombard Odier Asset Management (USA) Corp

By:	/s/ Laura Keeler
Name:	Laura Keeler
Title:	Authorized Signatory